Exhibit 99.4
NICE Continues to Expand its Contact Center WFO Market Share Lead
According to DMG Report

NICE’s market share grows to over 41% for both contact center Workforce Optimization and contact center voice recording segments

Paramus, New Jersey, October 26, 2016 – NICE (Nasdaq:NICE) announced today that it has again been acknowledged by DMG Consulting LLC as the worldwide leader in the contact center Workforce Optimization (WFO) market. According to DMG’s 2016 WFO Mid-Year Market Share Report, NICE holds a 41.5 and 41.1 percent market share in the contact center WFO and contact center voice recording segments, respectively.

NICE WFO is comprised of tightly integrated solutions, enabling organizations to improve agent productivity, identify performance gaps, deliver targeted coaching, effectively forecast workloads, and schedule staff. NICE’s unique Adaptive WFO  approach uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, evaluations and motivational incentives, based on the individual agent persona level.

“We are proud of our success in further expanding our market share, as customers have embraced our vision for employee engagement and Adaptive WFO,” said Miki Migdal, President of the NICE Enterprise Product Group. “We will continue to innovate and lead the market in the area of workforce optimization as we recognize the dynamics shaping the performance, experience and expectations of both the workforce and consumers.”

“The contact center WFO market is at a critical juncture. Instead of focusing on agent performance, analytics is playing an increasingly important role throughout WFO suites, providing insights into customer needs and wants,” said Donna Fluss, President of DMG Consulting.

This report analyzed 42 WFO vendors worldwide who offered a suite of contact center WFO solutions during the first half of 2016 including workforce management, contact center performance management, speech analytics, text analytics, desktop analytics, enterprise feedback management/surveying, eLearning, coaching, gamification and customer journey analytics. To be considered a WFO suite provider, a vendor must offer recording and quality assurance/quality management and at least two of the other applications. NICE’s WFO contact center suite offers all 12 of these modules as well as a WFO back-office suite to help organizations assess and enhance all aspects of the customer service experience.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE- Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.